UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Star Equity Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85513Q103

(CUSIP Number)

JEFFREY E. EBERWEIN

53 Forest Avenue, Suite 101

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85513Q103

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		848,290
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

848,290
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

848,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 85513Q103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Star Equity Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 53 Forest Ave, Suite 101, Old Greenwich, Connecticut 06870.

Item 2.	Identity and Background.

(a)       This statement is filed by Jeffrey E. Eberwein. Mr. Eberwein is referred to as the Reporting Person.

(b)       The address of the principal office of the Reporting Person is 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut 06870.

(c)       The principal occupation of Mr. Eberwein is serving as the Chief Executive Officer and as a director of Hudson Global, Inc., as well as Executive Chairman of the Board of Directors of the Issuer (the “Board”).

(d)       Mr. Eberwein has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Other than as set forth herein, Mr. Eberwein has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On February 14, 2017, the Securities and Exchange Commission (“SEC”) issued an order (Securities Exchange Act Release No. 80038) (the “Order”) relating to allegations that certain groups of investors failed to properly disclose ownership information during a series of five campaigns to influence or exert control over microcap companies. The Order alleged violations of Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder, Section 13(d)(2) of the Exchange Act and Rule 13d-2(a) thereunder and Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 thereunder by Mr. Eberwein and a hedge fund adviser headed by him, Lone Star Value Management, LLC (“Lone Star”), a mutual fund adviser and another investor. Without admitting or denying the findings, they consented to the Order and agreed to cease and desist from committing any violations of the above-referenced Exchange Act provisions and civil penalties of $90,000 for Mr. Eberwein, $120,000 for Lone Star, $180,000 for the mutual fund advisor and $30,000 for the other investor. On February 24, 2020, the SEC issued an order (Securities Exchange Act Release No. 5448) (the “Advisers Act Order”) relating to allegations, among other things, that Lone Star failed to properly disclose certain specific transactions in advance and obtain client consent for these transaction prior to their completion and that Lone Star failed to implement certain written policies and procedures. The Advisers Act Order alleged violations of Section 206(3) and 206(4) of the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 206(4)-7 thereunder by Mr. Eberwein and Lone Star. Without admitting or denying the findings, they consented to the Advisers Act Order and agreed to cease and desist from committing or causing any violations of the above-referenced Advisers Act provisions, for Lone Star to be censured and to pay civil penalties of $25,000 for Mr. Eberwein and $100,000 for Lone Star.

(f)       Mr. Eberwein is a citizen of the United States of America.

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CUSIP No. 85513Q103

Item 3.	Source and Amount of Funds or Other Consideration.

Of the 848,290 Shares beneficially owned by Mr. Eberwein (i) 650,000 Shares were acquired pursuant to that certain Purchase Agreement (as defined below), (ii) 125,166 Shares were acquired via a combination of purchases with personal funds in the open market (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), (iii) 29,124 Shares were acquired upon the vesting of certain Restricted Stock Units awarded to Mr. Eberwein in connection with his service as the Executive Chairman of the Issuer’s Board and (iv) 44,000 Shares were acquired in a public offering consummated in May 2021 (the “Public Offering”).

The aggregate purchase price of the 169,166 Shares purchased in the open market and in the Public Offering is approximately $2,947,404, excluding brokerage commissions. The other 679,124 Shares were acquired by Mr. Eberwein as described above.

In addition to the Shares, Mr. Eberwein owns 1,289,978 shares of the Issuer’s 10% Series A Cumulative Perpetual Preferred Stock.

Item 4.	Purpose of Transaction.

On December 10, 2021, Mr. Eberwein entered into the Purchase Agreement (as defined herein) and Lock-Up Agreement (as defined herein) which are described in Item 6 of this Schedule 13D. The information regarding the Purchase Agreement and Lock-Up Agreement in Item 6 is hereby incorporated by reference in this Item 4.

Mr. Eberwein is a director and Executive Chairman of the Board of the Issuer. Except in Mr. Eberwein’s capacity as a director of the Issuer, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Person reserves the right to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 5,120,978 Shares outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2021, plus 650,000 Shares issued pursuant to a private placement, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on December 13, 2021.

A.	Mr. Eberwein
(a)	As of the close of business on December 10, 2021, Mr. Eberwein beneficially owned 848,290 Shares.

Percentage: Approximately 14.7%

(b)	1. Sole power to vote or direct vote: 848,290
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 848,290
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 85513Q103

(c)	As described in Item 6 below, on December 10, 2021, Mr. Eberwein purchased 650,000 Shares pursuant to a private placement.
(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 10, 2021 Mr. Eberwein entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer, relating to the issuance and sale of 650,000 Shares at a purchase price of $3.25 per share pursuant to a private placement (the “Transaction”). The Transaction was approved by a Special Committee of the Issuer’s Board made up of independent directors and by the Audit Committee of the Board.

In connection with the Purchase Agreement, Mr. Eberwein agreed to enter into a lock-up agreement (the “Lock-Up Agreement”) whereby, subject to the terms and conditions set forth therein, Mr. Eberwein agrees not to offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of or enter into any transaction which is designed to result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) of the Shares, subject to certain exceptions, until the date that is six (6) months following the closing date of the Transaction.

The foregoing description of the Purchase Agreement and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are incorporated herein by reference.

As more fully described in Annual and Quarterly Report, Mr. Eberwein has delivered personal guarantees to commercial lenders of the Issuer and its subsidiaries pursuant to which he has guaranteed obligations of the Issuer and its subsidiaries up to approximately $1.5 million plus certain costs and expenses.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person, or any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following exhibits have been previously filed as set forth below and are incorporated by reference herein:

10.1	Securities Purchase Agreement, dated December 10, 2021, between Star Equity Holdings, Inc. and the purchaser signatory thereto – incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on December 13, 2021.
10.2	Lock-Up Agreement, dated December 10, 2021, between Star Equity Holdings, Inc. and the purchaser signatory thereto – incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on December 13, 2021.

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CUSIP No. 85513Q103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2021

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

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